Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

November 30, 2006

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	November 30 2006 $ (unaudited)	August 31 2006 $ (audited)

Assets

Cash and cash equivalents	3,650	1,216

Accounts and other receivables (note 4)	23,726	21,471

Inventory	2,391	1,830

Investment in film and television programming (note 5)	36,893	29,174

Prepaid expenses and deposits	591	370

Property and equipment (note 6)	585	571

Intangible assets (note 12)	1,785	1,875

Goodwill (note 11)	5,252	5,252

Deferred acquisition costs (note 25(ii))	1,013	511

Restricted term deposits (note 14)	22,980	21,272

	98,866	83,542

Liabilities

Bank credit facility (note 7)	1,533	1,811

Production loans (note 8)	35,688	29,762

Accounts payable and accrued liabilities (note 9)	16,971	11,384

Deferred revenue	2,655	799

Future income tax liability	819	883

Revenue guarantee obligation (note 14)	22,980	21,272

	80,646	65,911

Shareholders’ Equity

Capital stock (note 15)	22,408	21,760

Contributed surplus (note 16)	2,944	2,864

Warrants (note 17)	885	1,010

Other paid-in capital	680	680

Deficit	(8,697)	(8,683)

	18,220	17,631

	98,866	83,542

Nature of operations and going concern (note 1)

Commitments and contingencies (note 22)

Approved by the Board of Directors

                                    Director                                                       Director

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)

Revenue	11,330	909

Expenses
Amortization of investment in film and television programming, and other production costs	4,398	832
Home entertainment direct costs	4,249	-
Selling, general and administrative	1,890	1,020
Other amortization	124	20

	10,661	1,872

Earnings (loss) from operations before the undernoted	669	(963)

Interest income (note 14)	260	252
Interest expense (note 18)	(577)	(430)
Gain on sale of asset (note 10)	-	33
Foreign exchange gain (loss)	(317)	409
Loss on settlement of obligations (note 15(a)(iii))	(13)	-

Earnings (loss) before income taxes	22	(699)

Income tax recovery	64	-

Net earnings (loss) for the period	86	(699)

Net earnings (loss) per common share (note 19)
Basic	0.00	(0.04)

Diluted	0.00	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)

Deficit – Beginning of period	(8,683)	(4,255)

Preference share dividends (note 15(a)(v))	(100)	(59)
Net earnings (loss) for the period	86	(699)

Deficit – End of period	(8,697)	(5,013)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30 2006 $ (unaudited)	Three Months Ended November 30 2005 $ (unaudited)
Cash flows from operating activities
Net earnings (loss) for the period	86	(699)
Items not affecting cash
Amortization of film and television programming (note 5)	2,374	539
Income tax recovery	(64)	-
Other amortization	124	20
Stock-based compensation and warrant costs	119	56
Loss on settlement of obligations	13	-
Gain on sale of asset	-	(33)
Investment in film and television programming	(10,093)	(4,503)
Changes in non-cash operating working capital (note 20)	3,875	1,877

	(3,566)	(2,743)

Cash flows from investing activities
Property and equipment purchases	(48)	(32)

	(48)	(32)

Cash flows from financing activities
Bank credit facility	(278)	-
Issuance of preference shares	277	-
Payment of preference share dividends	-	(59)
Issuance of common shares	123	-
Production loans	15,114	6,438
Repayment of production loans	(9,188)	(4,513)

	6,048	1,866

Increase (decrease) in cash and cash equivalents	2,434	(909)

Cash and cash equivalents – Beginning of period	1,216	1,428

Cash and cash equivalents – End of period	3,650	519

Supplemental cash flow information
Interest paid	610	577

Non-cash transactions (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows form operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

c)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

Consolidation of Variable Interest Entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table;

Total VIE Balances $

Cash	(5)
Accounts and other receivables	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(367)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $14,503,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	November 30 2006 $	August 31 2006 $

Trade receivables	18,053	16,322
Tax credits receivable	5,673	5,149

	23,726	21,471

The Company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At November 30, 2006, $4,097,000 (August 31, 2006 - $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution loans of $7,422,000 (August 31, 2006 - $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			November 30, 2006			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	71,408	49,681	21,727	63,484	48,146	15,338
Productions in progress	4,784	-	4,784	5,503	-	5,503
In development	161	-	161	500	-	500
Television programming
Released	8,029	5,715	2,314	8,307	5,023	3,284
Productions in progress	6,848	-	6,848	3,401	-	3,401
In development	128	-	128	150	-	150
Home Entertainment	1,078	147	931	998	-	998

	92,436	55,543	36,893	82,343	53,169	29,174

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Property and equipment

			November 30, 2006			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	470	142	328	422	124	298
Production equipment	286	75	211	286	63	223
Leasehold improvements	92	46	46	92	42	50

	848	263	585	800	229	571

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $2,500,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At November 30, 2006, there was $967,000 (August 31, 2006 -$689,000) available under the facility.

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	November 30 2006 $	August 31 2006 $

Bank and other financial institution loans (a)	26,088	20,827
Interim bridging loans (b)	6,270	5,577
Loan from a related party (c), (note 24(b))	2,863	2,839
Vendor financing arrangement (d)	467	519

	35,688	29,762

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Of the loans outstanding, $10,568,000 (US$9,252,000) (August 31, 2006 - $11,648,000 (US$10,538,000)) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions which bear interest at the rate of LIBOR plus 0.75 % to plus 3.25% and a loan of US$250,000 which bears interest at the rate of 11.0% per annum. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. As at November 30, 2006, the weighted average interest rate of the loans outstanding was 8.56% (August 31, 2006 – 6.26%).

During the three months ended November 30, 2006, several loans totalling $1,322,000 (August 31, 2006 – $3,416,000) became due and payable and terms were extended by negotiation until July 31, 2007.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 22(a).

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to finalizing the financing for a film. Of the loans outstanding, $3,634,000 (US$3,182,000) (August 31, 2006 - $5,256,000 (US$4,755,000)) is denominated in United States dollars. These “bridge loans” are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. The loans bear interest at a rate of 18% to 30% per annum. As at November 30, 2006, the weighted average interest rate of the loans outstanding was 27.70% (August 31, 2006 – 20.96%).

c)

Loan from a related party

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000. The proceeds of the loan were used to consolidate existing production and bridge loans related to the financing of certain films, to finance the unencumbered tax credit receivables in connection with two additional films and to provide working capital. This loan bears interest at the rate of 18% per annum, is secured by the Company’s unencumbered entitlement to tax credits receivable on films it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution rights. The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credit receivables. The loan is due on December 1, 2007.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

d)

Vendor financing arrangement

One of the Company’s wholly owned subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVD’s replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.

e)

Financing arrangements with a Limited Partnership

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

Accounts payable and accrued liabilities

	November 30 2006 $	August 31 2006 $

Trade accounts payable	6,633	4,354
Production related payables	7,400	3,529
Distribution liabilities	2,077	2,502
Royalties payable	861	999

	16,971	11,384

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold a real estate property and realized a gain of $523,000.  The Company continued to occupy the property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term.   The Company recognized $nil of this gain in the three months ended November 30, 2006 (2005 - $33,000).

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the twelve months ending April 30, 2006. kaBOOM’s results of operations for the twelve months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of the private placement completed during the year ended August 31, 2006.

The obligations to settle the future cash consideration was supported by letters of credit amounting to $4,202,000 which were provided by a financial institution and certain of the preferred shareholders. Any portion of the letters of credit drawn would have resulted in a loan due by the Company to those parties.  The terms of the financial institution’s letter of credit provided for interest to be paid at the rate of 12% per annum and would be due on July 30, 2006.  The terms of the letters of credit provided by the preferred shareholders provided for interest to be paid at the prime rate plus 12% per annum and be due on demand.  In addition, the financial institution provided a term loan of $3,500,000 bearing interest at the rate of 12% per annum, compounded monthly and was due on July 30, 2006.  This term loan was settled from part of the proceeds of the private placement completed during the year ended August 31, 2006.

In conjunction with the provision of the financing described in the preceding paragraph, the Company incurred aggregate costs of $701,000 consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, $108,000 which was payable in cash or common shares issuable to the preferred shareholders at the option of the Company and was ultimately settled by the issuance of 245,291 Common Shares and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.

The Company also paid certain share issuance costs amounting to $25,000 which have been charged to capital stock.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

Amount $
Cash and cash equivalents	232
Accounts receivable	3,920
Inventory	2,150
Investment in film and television	1,072
Property and equipment	125
Intangible assets	2,100
Prepaid expenses	7
Goodwill	5,252
Accounts payable and accrued liabilities	(5,884)
Future income tax liability	(991)
Total consideration	7,983

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisition of kaBOOM. The description of each intangible asset along with each amortization period is as follows;

	November 30, 2006			August 31, 2006
	Estimated fair value $	Accumulated amortization $	Net Book value $	Estimated fair value $	Accumulated amortization $	Net Book value $

Brand	300	53	247	300	38	262
Customer relationship	1,800	262	1,538	1,800	187	1,613

	2,100	315	1,785	2,100	225	1,875

Amortization of intangible assets totalling $90,000 (2005 - $nil) for the three months ended November 30, 2006, is included in other amortization.  Intangible assets represents the fair value of kaBOOM’s brand and customer relationship acquired.  The customer relationships and brand intangible assets are amortized on a straight-line basis over a period of six and five years respectively.

Settlement of obligations

Under the terms of a Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle), a former trade creditor, the Company, who had previously agreed to exchange Fremantle’s trade payable balance for a term loan issued a Conversion Right Certificate (the Fremantle conversion instrument).  It was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event would the conversion price be less than $3.00 per share.  Pursuant to the terms of the Fremantle conversion instrument, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Pursuant to a Release and Reconstitution Agreement with Comerica Bank (Comerica), the terms of a loan guarantee of US$1,075,000 were restructured to restrict repayment of the loan to the ultimate sales proceeds of certain specific exploitation rights and, subject to priority interests, including repayment to Fremantle, to certain assets. The Company also issued a Conversion Right Certificate (the Comerica conversion instrument) to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would, for a period of 90 days, have the right to convert such unpaid amount to common shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the terms of the Comerica conversion instrument, the Company reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.

Since the Company had issued a right to receive a variable amount of shares in settlement of their obligations, the Company reflected the amounts as a liability.

Subsequent settlement

During the year ending August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.  During fiscal 2005, the Company recognized a gain on settlement of its obligation of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common stock issued on the conversion date, and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

On March 30, 2006 Comerica converted its US$1,075,000 loan for 215,000 common shares in the Company.  During fiscal 2006, the Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s distribution liability to Comerica.

Following the issuance of shares in settlement of their obligations there remained 343,689 common shares held in escrow. On September 1, 2006, the Company returned 121,000 of these shares to treasury (note 15(a)(i)).

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the Company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships $24,291,000 (£11,567,000) in April 2009 under that revenue guarantee.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At November 30, 2006, the amount of the deposit was $22,980,000 (£10,234,000) (August 31, 2006 - $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the period ended November 30, 2006, interest income and interest expense of $255,000 (£126,000) (2006 -$251,000 (£120,000)) was included in the results of operations.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the   balance of the shares originally reserved for issuance to the Comerica Bank of California as   per their conversion agreement.

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price   of US$0.50 per share for proceeds of US$250,000.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(iii)

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000   of   dividends payable to certain preferred shareholders. The value of the shares issued to settle   the liability was $84,000 and therefore the Company recorded a loss on settlement of the   dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

(v)

During the three months ended November 30, 2006, the Company recorded dividends of $100,000 (August 31, 2006 - $308,000) in respect of the Series I Preference Shares and the Series II Preference Shares being 10% of their subscription face value of US$3,580,965 (August 31, 2006 – US$3,330,965).

Issued

		Common	Preferred – Series I		Preferred – Series II
	Number of shares	Amount $	Number of shares	Amount $	Number of shares		Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,827	1,656	2,661,929		1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 15(a)(ii))	-	-	-	-	500,000		277	277
Transfer of warrant fair value on exercise of Series II Preference warrants (note 17)	-	-	-	-	-		80	80
Issued for settlement of dividend payable (note 15(a)(iii))	71,318	84	-	-	-		-	84
Issued for cash on exercise of common share warrants (note 15(a)(iv))	200,000	123	-	-	-		-	123
Transfer of warrant fair value on exercise of common share purchase warrant (note 17)	-	84	-	-	-		-	84

Balance – November 30, 2006	31,236,295	18,455	4,347,827	1,656	3,161,929		2,297	22,408
Shares held in escrow (note 13)	343,689	351	-	-	-		-	351
Returned to treasury from escrow– (note 13)	(121,000)	(123)	-	-	-	-	-	(123)
Shares held in escrow	222,689	228	-	-	-		-	228

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Stock options

In 1997, the Company adopted a stock option plan (the Plan) which was approved by the Company’s shareholders on January 28, 1998 pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001, January 20, 2003, and February 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months. The Company intends to issue new shares for any stock options exercised.

The following table summarizes information about stock options outstanding as at November 30, 2006:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

December 1, 2008	0.47	125,000	2.1
January 23, 2009	0.48	150,000	2.2
July 1, 2008	0.52	300,000	1.6
July 28, 2008	0.52	100,000	1.7
October 12, 2008	0.58	218,667	1.9
February 1, 2010	0.63	250,000	3.3
August 31, 2009	0.63	617,500	2.8
February 25, 2008	0.65	647,500	1.3
September 1, 2008	0.73	125,000	1.8
May 15, 2009	1.31	75,000	2.5
June 1, 2009	1.38	125,000	2.6
November 14, 2009	1.21	225,000	3.0
June 12, 2010	0.95	50,000	3.6
August 31, 2010	1.40	50,000	2.6
September 1, 2010	1.43	30,000	3.8

		3,088,667	2.2

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes information about stock option transactions:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	305,000	1.29
Exercised	-	-
Expired	-	-
Forfeited	(125,000)	(0.95)

Balance – November 30, 2006	3,088,667	0.76

The weighted average fair value of options granted for the three months was $0.73 (August 31, 2006 - $0.39).

At November 30, 2006, a total of 2,270,055 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.68 (August 31, 2006 - $0.69).

The following table summarizes information about unexercisable stock options outstanding at November 30, 2006;

	Number of shares	Weighted average grant-date fair value $

Balance – August 31, 2006	1,391,452	0.38

Granted	305,000	0.73
Vested	(844,507)	(0.42)
Forfeited	(33,333)	(0.20)

Balance –November 30, 2006	818,612	0.47

As at November 30, 2006, the Company had total compensation costs related to non-vested awards not yet recognized of $353,000 (August 31, 2006 - $225,000) with a weighted average period of 2.6 years (August 31, 2006 – 2.6 years).

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

c)

Stock-based compensation to employees

The Company has recorded stock based compensation expense for the stock options granted to employees in the amount of $80,000 in the three months ended November 30, 2006 (2005 - $56,000) and is included in selling, general and administrative expenses. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	November 30, 2006	August 31, 2006

Volatility (based on historical volatility)	91 to 104%	93 to 108%
Risk-free interest rate	3.4 to 4.0%	2.5 to 3.0%
Expected life	2.0 to 3.0 years	0.5 to 3.0 years

Historically, no dividends have been paid on common shares and none have been assumed.

Contributed surplus

The Company issued stock options to employees during the three months ended November 30, 2006 as compensation. The Company has recognized $80,000 (2005 - $56,000) (note 15(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	80

Balance – November 30, 2006	2,944

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Warrants

Series II Preferred Share Purchase Warrants

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any   time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000.

An amount of $164,000 (2005 - $nil), representing the value of the Series II Preference Share warrants and the Common Share warrants exercised during the three months ended November 30, 2006 was transferred to the cost of the issued Series II Preference Shares and Common Shares.

Common Share Purchase Warrants

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants granted to non employees in the amount of $39,000 (2005 - $nil) during the three months ended November 30, 2006 and is included in selling, general and administrative expenses.

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year ended August 31, 2006, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010

Value recognized	-	39	-	-	39
Converted	(200,000)	(84)	(500,000)	(80)	(164)

As at November 30, 2006	1,569,000	696	1,185,896	189	885

As at November 30, 2006, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		November 30, 2006		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	1,300,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	1,185,896	-	1,685,896

		1,569,000	1,185,896	1,769,000	1,685,896

Interest expense

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Interest expense comprises the following:

Bank credit facility	33	-
Production loans	263	179
Film finance transaction (note 14)	255	251
Other	26	-

	577	430

Interest capitalized to film and television programming costs	342	44

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Earnings (loss) per common share

(amounts in $ except weighted average number of shares)	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Numerator for basic net earnings (loss) per common share
Net earnings (loss)	86	(699)
Less: Preference share dividends	(100)	(59)

Earnings used for basic net earnings (loss) per common share	(14)	(758)
Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179

Basic net earnings (loss) per common share	0.00	(0.04)

Numerator for diluted net earnings (loss) per common share:
Net earnings (loss) used in computing basic net earnings (loss) per common share	(14)	(758)
Preference share dividends	100	-
Denominator for diluted net earnings (loss) per common share	86	(758)

Weighted average number of common shares	31,004	21,179
Series I Preference Shares	2,073	-
Stock options and warrants	3,667	-
Contingently issuable shares	222	-

Shares used in computing diluted net earnings (loss) per common share	36,966	21,179

Diluted net earnings (loss) per common share	0.00	(0.04)

For the three months ended November 30, 2005, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Changes in non-cash operating working capital

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Accounts and other receivables	(2,255)	2,475
Inventory	(561)	-
Prepaid expenses and deposits	(221)	31
Deferred acquisition costs	(502)	-
Accounts payable and accrued liabilities	5,558	(712)
Deferred revenue	1,856	83

	3,875	1,877

Non-cash transactions

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Fair value of warrants attributed to issuance of Series II Preference Shares and common share (note 17)	164	-
Issuance of common shares on settlement of obligations (note 15(a)(iii))	71	-

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2006, the total amount of such unpaid loans was approximately $219,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

The Company has provided loan guarantees to the Canadian limited partnership (see note 8(e)) related to certain independent production entities’ bank loans totalling $3,379,000 in respect of financing the certain independent production entities production costs. In each case, the Company has provided a minimum guarantee to the independent production companies in respect of the acquisition of certain distribution rights.

b)

Film distribution rights commitment

At November 30, 2006, the Company had commitments of $1,475,000 (August 31, 2006 - $2,229,000) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $
2007	275
2008	491
2009	602
2010	589
2011	559

2,516

e)

New business venture

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, whereby 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Company created a new business segment during the year ended August 31, 2006, Home Entertainment, which reflects the Company’s new business, as described in note 11.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and segment selling, general and administrative expenses. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Company has changed the structure with which it reports segments and has restated the corresponding information of prior periods. Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $
Revenue
Motion Picture	4,460	810
Television	1,185	99
Home Entertainment	5,685	-
	11,330	909

Segment earnings (loss) from operations before the undernoted
Motion Picture	448	(623)
Television	88	(67)
Home Entertainment	834	-
Corporate	(701)	(273)
	669	(963)

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	November 30 2006 $	August 31 2006 $

Total Assets
Motion Picture	67,062	64,538
Television	15,750	5,598
Home Entertainment	16,054	13,406
	98,866	83,542

Goodwill by reportable business segment as follows:

Home Entertainment	5,252	5,252
	5,252	5,252

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended November 30 2006 $	Three Months Ended November 30 2005 $

Revenue
Canada	7,656	147
United States	30	-
United Kingdom	1,235	-
Germany	-	401
Japan	620	-
Other foreign	1,789	361

	11,330	909

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the three months ended November 30, 2006 the Company paid $47,000 (2005 - $nil) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

During the three months ended November 30, 2006 the Company incurred interest of $123,000 (2005 - $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the Company’s senior management (see note 8). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings.

c)

As at November 30, 2006, included in production loans was $50,000 (August 31, 2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent events

i) Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, and VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company’s claim against Viacom, wherein Viacom agreed to pay US$1,000,000. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series Big Sound.

ii) Business acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which holds the rights to a library of films for a purchase price of US$9,000,000. The purchase consideration is US$8,000,000 cash and US$1,000,000 in issuance of Company shares.   The total amount of Common Shares issued was 1,120,419 and the fair value per Common Share was US$0.89, determined as at the 10 day weighted average prior to closing.  As at November 30, 2006, the Company had incurred $1,013,000 (August 31, 2006 - $511,000) in costs; $398,000 as part of the US$9,000,000 acquisition price and $615,000 additional costs directly associated with the acquisition. These costs are included in deferred acquisition costs on the consolidated balance sheet.

The cash component of the transaction was financed by (i) a corporate facility with Canadian Imperial Bank of Commerce for US$2,700,000 secured by the acquisition’s accounts receivables; (ii) two increased loan facilities with Imperial Capital Bank totalling US$4,600,000, secured by Peace Arch’s accounts receivables; (iii) working capital of the Company in the amount of US$700,000.  The acquisition will be accounted for under the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s second quarter results.

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The preliminary allocation of the cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of the purchase over the fair values of net assets acquired.

US$
Accounts receivable	3,052
Investment in film and television	7,100
Goodwill	305
Participation payable	(917)
Total	9,540

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the investment in film and television programming, intangible assets and other amounts are completed.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

ii)

Beneficial conversion feature – Series II Preference Shares

During the year ended August 31, 2006, 2,661,929 Series II Preference Share purchase warrants were exercised at a price of US$0.50 per share.  The Series II Preference Share purchase warrants were issued at a price below par value and therefore the intrinsic value of those warrants is evaluated at the date of exercise; where the deemed proceeds is less than the fair value of the underlying common stock that would be received upon exercising the convertible preference shares, a beneficial conversion feature is recognized.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series II Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series II Preference shares. The Series II Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

iii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million common share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an increase in the warrant balance since the warrants must be settled in registered shares. For U.S. GAAP purposes, the non-exercisable portion of the grant would be recorded as a liability with gains or losses arising from the revaluation of the liability fair value to the date the shares for the warrants are registered being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iv)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, as permitted under Section 34(1)(b)(ii) of the Ontario Business Corporation Act the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

v)

Adoption of FIN 46(R)

Effective August 31, 2004, the Company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the Company is required to consolidate the assets, liabilities and operating results of PAPDC.  Following the sale of PAPDC to a third party, the Company continued to have a variable interest in PAPDC, and it was determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the Company is considered the primary beneficiary of PAPDC and consequently the Company has consolidated PAPDC on a prospective basis effective August 31, 2004.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Effective December 1, 2004, the Company adopted ACG-15 “Consolidation of Variable Interest Entities” under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the Company’s results after that date.

Under U.S. GAAP, the net loss and loss per share figures for the three months ended November 30, 2006 and the year ended August 31, 2006, and the shareholders’ equity as at November 30, 2006 and August 31, 2006 are as follows:

	Net earnings (loss)		Shareholders’ equity
	Three Months Ended November 30		November 30	August 31
	2006 $	2005 $	2006 $	2006 $

Net earnings (loss)/shareholders’ equity – Canadian GAAP	86	(699)	18,220	17,631
Benefit realized on film financing transaction (note 26(a)(i))	51	-	(496)	(547)
Beneficial conversion feature – Series II Preference shares (note 26(a)(ii))	(136)	-	-	-
Non employee stock based compensation (note 26(a)(iii))	(164)	-	(515)	(351)

Net earnings (loss)/shareholders’ equity - U.S. GAAP	(163)	(699)	17,209	16,733

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	31,004	21,179
Basic earnings (loss) per common share under U.S. GAAP	(0.00)	(0.04)

Denominator for diluted net earnings per common share
Weighted average number of common shares outstanding	31,004	21,179
Diluted earnings (loss) per common share under U.S. GAAP	(0.00)	(0.04)

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

The following table indicates the changes to the Company shareholders’ equity.

	November 30 2006 $	August 31 2006 $

Shareholders’ equity – beginning of period	16,733	7,480
Net (loss) for the period	(163)	(3,753)
Conversion of Series II Preference Share Warrants (note 15(a)(ii))	277	1,516
Beneficial conversion feature arising from issuance of Series II Preference Shares (note 26(a)(ii))	136	605
Issuance of common shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 15(c))	80	640
Issuance of warrants (note 17)	39	741
Issuance of common shares on conversion of debt (note 15(a)(iii))	84	157
Issuance of common shares for acquisition of kaBOOM (note 11)	-	800
Exercise of stock options	-	255
Exercise of warrants (note 15(a)(iv))	123	-
Dividends declared (note 15(a)(v))	(100)	(308)

Shareholders’ equity – end of period	17,209	16,733

b)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	November 30 2006 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2006 and 2005

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

(27)